Exhibit No. 12 (b)

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2005	2004	2003	2002	2001
Earnings, as defined:
Income before cumulative effect of changes in accounting principles	$493	$461	$504	$431	$364
Fixed charges, as below	205	201	206	224	264
Income taxes, as below	234	234	233	199	215
Total earnings, as defined	$932	$896	$943	$854	$843

Fixed Charges, as defined:
Interest on long-term debt	$191	$183	$188	$205	$246
Other interest	6	11	11	12	11
Imputed interest factor in rentals - charged
principally to operating expenses	8	7	7	7	7
Total fixed charges, as defined	205	201	206	224	264
Preferred dividends, as defined	4	5	4	4	5
Total fixed charges and preferred dividends combined	$209	$206	$210	$228	$269

Income Taxes:
Income tax expense	$239	$239	$241	$207	$223
Included in AFUDC - deferred taxes in
book depreciation	(5)	(5)	(8)	(8)	(8)
Total income taxes	$234	$234	$233	$199	$215

Ratio of Earnings to Fixed Charges	4.55	4.45	4.59	3.81	3.19

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.46	4.36	4.50	3.74	3.13